Exhibit 21.1

Cobra Electronics Corporation Subsidiaries

Name	Jurisdiction
Cobra Electronics (HK) Limited	Hong Kong
Cobra Electronics Europe Limited	Ireland
Performance Products Limited	United Kingdom
Cobra Electronics UK Limited	United Kingdom